EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Six Months Ended June 30, 2007
Earnings:
Income before income taxes	$1,225.6

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	88.1
Portion of rents representative of interest factor	23.8
Less:
Gain on equity investments	(1.7)

Income as adjusted	$1,335.8

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	88.1
Portion of rents representative of interest factor	23.8
Capitalized interest	4.0

Total fixed charges	$115.9

Preferred Dividends:
Dividends on Preference Stock	$17.3

Ratio of earnings to fixed charges	11.5

Ratio of earnings to fixed charges and preferred dividends	10.0